Exhibit 99.1

Clearmind Medicine Files International Patent Application for Novel Treatment of Anorexia, Bulimia and other Eating Disorders

Vancouver, Canada, April 25, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the filing of a new international patent application for a proprietary treatment targeting anorexia, bulimia and other eating disorders.

The patent application covers the use of 3-Methylmethcathinone (3-MMC) in combination with Palmitoylethanolamide (PEA). This innovative combination aims to address the complex neurobiological and psychological factors associated with eating disorders, offering a potential new avenue for treatment.

Eating disorders are serious mental health conditions that negatively impact an individual’s health, emotions, and ability to perform daily functions. Eating disorders are among the top ten leading causes of disability among young women and have one of the highest mortality rates compared to other mental disorders. According to recent studies, up to 70 million people globally are affected by eating disorders, with significant increases observed among children and adolescents. Global eating disorder prevalence increased from 3.4% to 7.8% between 2000 and 2018.

“The filing of this patent application underscores our continued commitment to developing innovative treatments for under-addressed mental health conditions,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “By exploring the therapeutic potential of 3-MMC and PEA, we hope to provide new treatment options for individuals struggling with eating disorders.” Clearmind’s research and development efforts continue to focus on the potential of psychedelic-derived compounds to address a range of mental health challenges. The Company remains dedicated to advancing its pipeline of novel therapeutics through rigorous scientific investigation and clinical development.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to developing innovative treatments for under-addressed mental health conditions, its aim to provide new hope for individuals struggling with eating disorders, the potential of psychedelic-derived compounds to address a range of mental health challenges and advancing its pipeline of novel therapeutics through rigorous scientific investigation and clinical development.  The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.